UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ACT TELECONFERENCING, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

000955104

(CUSIP Number)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

Dolphin Direct Equity Partners, LP
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, New York 10003
Telephone: (212) 982-5071
Attn: Peter E. Salas

with a copy to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 000955104		Page 2 of 13

1	NAME OF REPORTING PERSONS Peter E. Salas S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,790,122
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,790,122
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,790,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 000955104		Page 3 of 13

1	NAME OF REPORTING PERSONS Dolphin Management, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,790,122
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,790,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,790,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 000955104		Page 4 of 13

1	NAME OF REPORTING PERSONS Dolphin Advisors, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,289,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,289,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,289,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON* OO (limited liability company)

SCHEDULE 13D
CUSIP No. 000955104		Page 5 of 13

1	NAME OF REPORTING PERSONS Dolphin Direct Equity Partners, LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,289,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,289,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,289,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 000955104		Page 6 of 13

1	NAME OF REPORTING PERSONS Dolphin Offshore Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 000955104		Page 7 of 13

Item 1.  Security and Issuer

No Change.

Item 2.  Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Peter E. Salas (“Mr. Salas”), Dolphin Management Inc., a New York corporation (“Dolphin Management”), Dolphin Advisors, LLC, a New York limited liability company (“Dolphin Advisors”), Dolphin Direct Equity Partners, LP, a Delaware limited partnership (“Dolphin Direct”), and Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin Offshore”). Mr. Salas, Dolphin Management, Dolphin Advisors and Dolphin Direct are collectively referred to as the “Reporting Persons.” Mr. Salas is a United States citizen.

The principal business address of Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Direct and Dolphin Offshore is c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, New York 10003.

Dolphin Direct and Dolphin Offshore are private investment funds. Dolphin Advisors is the sole managing general partner of Dolphin Direct. The principal business of Dolphin Advisors is to serve as investment manager to Dolphin Direct. Dolphin Management is the sole managing member of Dolphin Advisors and the sole managing general partner of Dolphin Offshore. The principal business of Dolphin Management is to serve as investment manager to Dolphin Advisors, Dolphin Direct, Dolphin Offshore and certain other entities. Mr. Salas is the sole shareholder and President of Dolphin Management. The principal business of Mr. Salas is to act as the sole shareholder and President of Dolphin Management and as the principal of investment funds.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 28, 2006, the second closing contemplated by the Purchase Agreement took place, and the Company completed the rights offering by selling 79,600 shares of Preferred Stock. Dolphin Direct purchased 40,978 shares of Preferred Stock and Dolphin Offshore purchased 25,000 shares of Preferred Stock. The remaining 13,622 shares of Preferred Stock were purchased by other common stockholders.

SCHEDULE 13D
CUSIP No. 000955104		Page 8 of 13

The purchase price was offset by the repayment of $7 million plus accrued interest of a bridge loan made to the Company by Dolphin Direct on October 31, 2005. The remaining purchase price was reduced by certain transaction fees and expenses, and the balance was paid in cash by Dolphin Direct and Dolphin Offshore.

Item 4.  Purpose of the Transaction

No change.

Item 5.   Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, as discussed above, the Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 15,790,122 shares of Common Stock, which constitute approximately 48.5% of the outstanding shares Common Stock, based on the Company’s Form 10-Q for the fiscal quarter ended June 30, 2006, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act.

As of the date hereof, Mr. Salas, by virtue of his relationship to Dolphin Management and Dolphin Advisors, may be deemed to beneficially own all 15,790,122 shares of Common Stock referred to above, which constitute approximately 48.5% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Management, by virtue of its relationship with respect to Dolphin Advisors, Dolphin Direct and Dolphin Offshore, may be deemed to beneficially own all 15,790,122 shares of Common Stock referred to above, which constitute approximately 48.5% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Advisors, by virtue of its relationship to Dolphin Direct, may be deemed to beneficially own all 13,289,872 shares of Common Stock referred to above, which constitute approximately 44.2% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Direct, by virtue of its ownership of record of 250 shares of the Common Stock and of 121,378 shares of the Preferred Stock, may be deemed to beneficially own such 250 shares of Common Stock and 13,289,872 shares of Common Stock issuable upon conversion of such shares of Preferred Stock, the total of which shares constitutes approximately 44.2% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Offshore, by virtue of its ownership of record of 250 shares of the Common Stock and of 25,000 shares of the Preferred Stock, may be deemed to beneficially own such 250 shares of Common Stock and the 2,500,250 shares of Common Stock issuable upon conversion of such shares of Preferred Stock, the total of which shares constitutes approximately 13.0% of the outstanding shares of Common Stock. Each of Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Direct and Dolphin Offshore, without implying the beneficial ownership of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person.

(b) By virtue of the foregoing relationships, Mr. Salas is deemed to solely have, and each of Dolphin Management, Dolphin Advisors, Dolphin Direct and Dolphin Offshore is

SCHEDULE 13D
CUSIP No. 000955104		Page 9 of 13

deemed to share, the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock issuable upon the conversion of the Preferred Stock.

(c) The 65,978 shares of Preferred Stock purchased on February 28, 2006, which are convertible into 6,597,800 shares of Common Stock, were purchased as described above and no other equity securities of the Company were purchased by any Reporting Person since that date.

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by such Reporting Person or the Preferred Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3, the 65,978 shares of Preferred Stock were purchased on February 28, 2006. The Reporting Persons retain complete, independent economic control over their respective investments in the Preferred Stock as contemplated herein, and none of them has made any specific agreement, commitment or arrangement regarding disposition of the Preferred Stock or shares of Common Stock issuable upon conversion thereof.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is included as an exhibit hereto.

Item 7.  Material to be filed as Exhibits

Exhibit 1.  Schedule 13D Joint Filing Agreement.
Exhibit 2.  Power of Attorney

SCHEDULE 13D
CUSIP No. 000955104		Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

October 2, 2006

/s/ Carlos P. Salas*
PETER E. SALAS
DOLPHIN MANAGEMENT INC.
By:	/s/ Carlos P. Salas*
DOLPHIN ADVISORS, LLC
By:	Dolphin Management Inc.
Its:	Managing Member
By:	/s/ Carlos P. Salas*
DOLPHIN DIRECT EQUITY PARTNERS, LP
By:	Dolphin Advisors, LLC
Its:	Managing Partner
By:	Dolphin Management Inc.
Its:	Managing Member
By:	/s/ Carlos P. Salas*
DOLPHIN OFFSHORE PARTNERS, L.P.
	By:	Dolphin Management Inc.
	Its:	Managing Partner
	By:	/s/ Carlos P. Salas*
_________________ *Attorney in fact